CUSIP No. 749660 10 6	Page 1 of 36

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

RPC, Inc.
(Name of Issuer)
Common Stock, $.10 Par Value
(Title of Class of Securities)
749660 10 6
(CUSIP Number)
Stephen D. Fox Arnall Golden Gregory LLP171 17th Street NW, Suite 2100 Atlanta, GA 30363 (404) 473-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 30, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749660 10 6	Page 2 of 36

1	Name of Reporting Person R. Randall Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,068,606*,**
8	Shared Voting Power 146,170,896*,**
9	Sole Dispositive Power 1,068,606*,**
10	Shared Dispositive Power 146,170,896*,**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 147,239,502*,**
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 68.4 percent*,**
14	Type of Reporting Person IN

*
Includes 3,505,614 shares of Company Common Stock held in two charitable trusts of which he is a co-trustee and as to which he shares voting and investment power. Also includes 130,215,423 shares of Company Common Stock held by RFPS Investments II, L.P., a Georgia limited partnership. The general partner of RFPS Investments II, L.P. is LOR Investment Company, LLC, a Georgia limited liability company. LOR Investment Company, LLC is member managed, and LOR, Inc., a Georgia corporation, holds a majority of all voting interests in LOR Investment Company, LLC. Mr. R. Randall Rollins is an officer and director of LOR, Inc. Mr. R. Randall Rollins and Mr. Gary W. Rollins have voting control of LOR, Inc. Also includes 889,242 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc. Also includes 11,292,525 shares of Company Common Stock held by RFT Investment Company, LLC. LOR, Inc., is the manager of RFT Investment Company, LLC. Also includes 268,092 shares of Company Common Stock held by his wife. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

CUSIP No. 749660 10 6	Page 3 of 36

**
Shares shown are those beneficially owned prior to the distribution of shares of Company Common Stock as a result of the dissolution (the “Dissolution”) of RFPS Investments II, L.P., which was effected on June 30, 2020. Following the Dissolution and the resulting distribution of shares of Company Common Stock, the reporting person’s indirect beneficial ownership of Company Common Stock will change. His indirect ownership will include additional shares of Company Common Stock owned directly by (a) LOR, Inc., a Georgia corporation (Mr. R. Randall Rollins is an officer and director of LOR, Inc. Mr. R. Randall Rollins and Mr. Gary W. Rollins have voting control of LOR, Inc.), (b) RFT Investment Company, LLC (LOR, Inc. is the manager of RFT Investment Company, LLC), (c) LOR Investment Company, LLC, a Georgia limited liability company (LOR Investment Company, LLC is member managed, and LOR, Inc. holds a majority of all voting interests in LOR Investment Company, LLC), (d) Rollins Holding Company, Inc., a Georgia corporation (Mr. R. Randall Rollins is an officer and director of Rollins Holding Company, Inc. Mr. R. Randall Rollins and Mr. Gary W. Rollins have voting control of Rollins Holding Company, Inc.), (e) RCTLOR, LLC, a Georgia limited liability company (LOR, Inc. is the managing member of RCTLOR, LLC), (f) 2007 GWR Grandchildren’s Partnership, a Georgia general partnership, the partners of which are multiple trusts benefiting the grandchildren and more remote descendants of his brother, Mr. Gary W. Rollins (Mr. R. Randall Rollins is a trustee of each such trust), (g) two revocable trusts established by Mr. R. Randall Rollins, as to each of which he is the sole trustee, and (h) seven trusts (the “Rollins Family Trusts”) for the benefit of his children and/or more remote descendants. (The trustee of each of the Rollins Family Trusts is a corporation over which Mr. R. Randall Rollins and Mr. Gary W. Rollins have the ability to assert control within sixty days.) Each of the entities described above will receive shares of Company Common Stock pursuant to the Dissolution. In addition, the reporting person will cease to indirectly beneficially own the shares of Common Stock of the Company owned by RFPS Investments II, L.P. that are distributed to persons other than those entities named above following the Dissolution. Currently, the number of shares of Company Common Stock to be received in the Dissolution by the entities named above and all other distributees is not known. Following the completion of certain valuation exercises, which is expected to occur within 60 days, the reporting person will amend this Schedule 13D to disclose the revised number of shares of Company Common Stock that he beneficially owns.

CUSIP No. 749660 10 6	Page 4 of 36

1	Name of Reporting Person Gary W. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 4,266,295*,**
8	Shared Voting Power 145,905,774*,**
9	Sole Dispositive Power 4,266,295*,**
10	Shared Dispositive Power 145,905,774*,**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 150,172,069*,**
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 69.8 percent*,**
14	Type of Reporting Person IN

*
Includes 3,505,614 shares of Company Common Stock held in two charitable trusts of which he is a co-trustee and as to which he shares voting and investment power. Also includes 130,215,423 shares of Company Common Stock held by RFPS Investments II, L.P., a Georgia limited partnership. The general partner of RFPS Investments II, L.P. is LOR Investment Company, LLC, a Georgia limited liability company. LOR Investment Company, LLC is member managed, and LOR, Inc., a Georgia corporation, holds a majority of all voting interests in LOR Investment Company, LLC. Mr. Gary W. Rollins is an officer and director of LOR, Inc. Mr. R. Randall Rollins and Mr. Gary W. Rollins have voting control of LOR, Inc. Also includes 889,242 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc. Also includes 11,292,525 shares of Company Common Stock held by RFT Investment Company, LLC. LOR, Inc., is the manager of RFT Investment Company, LLC. Also includes 2,970 shares of Company Common Stock held by his wife. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

CUSIP No. 749660 10 6	Page 5 of 36

**
Shares shown are those beneficially owned prior to the distribution of shares of Company Common Stock as a result of the dissolution (the “Dissolution”) of RFPS Investments II, L.P., which was effected on June 30, 2020. Following the Dissolution and the resulting distribution of shares of Company Common Stock, the reporting person’s direct and indirect beneficial ownership of Company Common Stock will change. His indirect ownership will include additional shares of Company Common Stock owned directly by (a) LOR, Inc., a Georgia corporation (Mr. Gary W. Rollins is an officer and director of LOR, Inc. Mr. R. Randall Rollins and Mr. Gary W. Rollins have voting control of LOR, Inc.), (b) RFT Investment Company, LLC (LOR, Inc. is the manager of RFT Investment Company, LLC), (c) LOR Investment Company, LLC, a Georgia limited liability company (LOR Investment Company, LLC is member managed, and LOR, Inc. holds a majority of all voting interests in LOR Investment Company, LLC), (d) Rollins Holding Company, Inc., a Georgia corporation (Mr. Gary W. Rollins is an officer and director of Rollins Holding Company, Inc. Mr. R. Randall Rollins and Mr. Gary W. Rollins have voting control of Rollins Holding Company, Inc.), (e) RCTLOR, LLC, a Georgia limited liability company (LOR, Inc. is the managing member of RCTLOR, LLC), (f) 1997 RRR Grandchildren’s Partnership, a Georgia general partnership, the partners of which are multiple trusts benefiting the grandchildren and more remote descendants of his brother, Mr. R. Randall Rollins (Mr. Gary W. Rollins is a trustee of each such trust), (g) WNEG Investments, L.P. (Mr. Gary Rollins is the sole member of the sole general partner of WNEG Investments, L.P.), (h) two revocable trusts established by Mr. Gary W. Rollins, as to each of which he is the sole trustee, and (i) seven trusts (the “Rollins Family Trusts”) for the benefit of the children and/or more remote descendants of his brother, Mr. R. Randall Rollins. (The trustee of each of the Rollins Family Trusts is a corporation over which Mr. R. Randall Rollins and Mr. Gary W. Rollins have the ability to assert control within sixty days.) Each of the entities described above and the reporting person will receive shares of Company Common Stock pursuant to the Dissolution. In addition, the reporting person will cease to indirectly beneficially own the shares of Common Stock of the Company owned by RFPS Investments II, L.P. that are distributed to persons other than the reporting person and those entities named above following the Dissolution. Currently, the number of shares of Company Common Stock to be received in the Dissolution by the reporting person, the entities named above and all other distributees is not known. Following the completion of certain valuation exercises, which is expected to occur within 60 days, the reporting person will amend this Schedule 13D to disclose the revised number of shares of Company Common Stock that he beneficially owns.

CUSIP No. 749660 10 6	Page 6 of 36

1	Name of Reporting Person RFPS Management Company II, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0*
8	Shared Voting Power 0*
9	Sole Dispositive Power 0*
10	Shared Dispositive Power 0*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent*
14	Type of Reporting Person PN

*
RFPS Management Company II, L.P. was dissolved, effective June 30, 2020.

CUSIP No. 749660 10 6	Page 7 of 36

1	Name of Reporting Person RFA Management Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 889,242
8	Shared Voting Power 0
9	Sole Dispositive Power 889,242
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 889,242
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent
14	Type of Reporting Person OO

CUSIP No. 749660 10 6	Page 8 of 36

1	Name of Reporting Person RFPS Investments II, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 130,215,423*
8	Shared Voting Power 0
9	Sole Dispositive Power 130,215,423*
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 130,215,423*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 60.5 percent*
14	Type of Reporting Person PN

*
Shares shown are those beneficially owned prior to the distribution of shares of Common Stock of the Company as a result of the dissolution (the “Dissolution”) of RFPS Investments II, L.P., which was effected on June 30, 2020. Following the distribution of shares of Company Common Stock in connection with the Dissolution, the reporting person will no longer beneficially own any shares of Company Common Stock. Currently, the number of shares of Company Common Stock to be received in the Dissolution by distributees thereof is not known. Following the completion of certain valuation exercises, which is expected to occur within 60 days, the reporting person will amend this Schedule 13D to disclose that it no longer beneficially owns any shares of Company Common Stock.

CUSIP No. 749660 10 6	Page 9 of 36

1	Name of Reporting Person LOR, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0*,**
8	Shared Voting Power 142,397,190*,**
9	Sole Dispositive Power 0*,**
10	Shared Dispositive Power 142,397,190*,**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 142,397,190*,**
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 66.2 percent*,**
14	Type of Reporting Person CO

*
Includes 11,292,525 shares of Company Common Stock owned by RFT Investment Company, LLC. LOR, Inc. is the manager of RFT Investment Company, LLC. Also includes 130,215,423 shares of Company Common Stock owned by RFPS Investments II, L.P., a Georgia limited partnership. The general partner of RFPS Investments II, L.P. is LOR Investment Company, LLC, a Georgia limited liability company. LOR Investment Company, LLC is member managed, and LOR, Inc. holds a majority of all voting interests in LOR Investment Company, LLC. Also includes 889,242 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

CUSIP No. 749660 10 6	Page 10 of 36

**
Shares shown are those beneficially owned prior to the distribution of shares of Common Stock of the Company as a result of the dissolution (the “Dissolution”) of RFPS Investments II, L.P., which was effected on June 30, 2020. Following the Dissolution and the resulting distribution of shares of Company Common Stock, the reporting person’s direct and indirect beneficial ownership of Company Common Stock will change. Its indirect ownership will include additional shares of Company Common Stock owned directly by (a) RFT Investment Company, LLC. (LOR, Inc. is the manager of RFT Investment Company, LLC), (b) LOR Investment Company, LLC, a Georgia limited liability company (LOR Investment Company, LLC is member managed, and LOR, Inc. holds a majority of all voting interests in LOR Investment Company, LLC), and (c) RCTLOR, LLC, a Georgia limited liability company (LOR, Inc. is the managing member of RCTLOR, LLC). Each of these entities will receive shares of Company Common Stock pursuant to the Dissolution. In addition, the reporting person will receive shares itself in the Distribution, and will cease to indirectly beneficially own the shares of Common Stock of the Company owned by RFPS Investments II, L.P. that are distributed to persons other than the reporting person and those entities named above following the Dissolution. Currently, the number of shares of Company Common Stock to be received in the Dissolution by the reporting person and all other distributees is not known. Following the completion of certain valuation exercises, which is expected to occur within 60 days, the reporting person will amend this Schedule 13D to disclose the revised number of shares of Company Common Stock that it beneficially owns.

CUSIP No. 749660 10 6	Page 11 of 36

1	Name of Reporting Person LOR Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0*,**
8	Shared Voting Power 130,215,423*,**
9	Sole Dispositive Power 0*,**
10	Shared Dispositive Power 130,215,423*,**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 130,215,423*,**
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 60.5 percent*,**
14	Type of Reporting Person OO

*
Includes 130,215,423 shares owned by RFPS Investments II, L.P. The reporting person is the general partner of RFPS Investments II, L.P. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

**
Shares shown are those beneficially owned prior to the distribution of shares of Common Stock of the Company as a result of the dissolution (the “Dissolution”) of RFPS Investments II, L.P., which was effected on June 30, 2020. Following the Dissolution, the reporting person is entitled to receive shares of Common Stock of the Company that it will beneficially own directly and will cease to own all other shares held by RFPS Investments II, L.P. Currently, the number of shares of Company Common Stock to be received in the Dissolution by the reporting person and all other distributees is not known. Following the completion of certain valuation exercises, which is expected to occur within 60 days, the reporting person will amend this Schedule 13D to disclose the revised number of shares of Company Common Stock that it beneficially owns.

CUSIP No. 749660 10 6	Page 12 of 36

1	Name of Reporting Person RFT Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 11,292,525*
8	Shared Voting Power 0
9	Sole Dispositive Power 11,292,525*
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,292,525*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.1 percent*
14	Type of Reporting Person OO

*
Shares shown are those beneficially owned prior to the distribution of shares of Common Stock of the Company as a result of the dissolution (the “Dissolution”) of RFPS Investments II, L.P., which was effected on June 30, 2020. Following the Dissolution, the reporting person is entitled to receive shares of Common Stock of the Company that it will beneficially own directly. Currently, the number of shares of Company Common Stock to be received in the Dissolution by the reporting person and all other distributees is not known. Following the completion of certain valuation exercises, which is expected to occur within 60 days, the reporting person will amend this Schedule 13D to disclose the revised number of shares of Company Common Stock that it beneficially owns.

CUSIP No. 749660 10 6	Page 13 of 36

1	Name of Reporting Person Rollins Holding Company, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0*
8	Shared Voting Power 0
9	Sole Dispositive Power 0*
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent*
14	Type of Reporting Person CO

*
Shares shown are those beneficially owned prior to the distribution of shares of Common Stock of the Company as a result of the dissolution (the “Dissolution”) of RFPS Investments II, L.P., which was effected on June 30, 2020. Following the Dissolution, the reporting person is entitled to receive shares of Common Stock of the Company that it will beneficially own directly. Currently, the number of shares of Company Common Stock to be received in the Dissolution by the reporting person and all other distributees is not known. Following the completion of certain valuation exercises, which is expected to occur within 60 days, the reporting person will amend this Schedule 13D to disclose the revised number of shares of Company Common Stock that it beneficially owns.

CUSIP No. 749660 10 6	Page 14 of 36

1	Name of Reporting Person The R. Randall Rollins Voting Trust U/A dated August 25, 1994
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0*
8	Shared Voting Power 0
9	Sole Dispositive Power 0*
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent*
14	Type of Reporting Person OO

*
Shares shown are those beneficially owned prior to the distribution of shares of Common Stock of the Company as a result of the dissolution (the “Dissolution”) of RFPS Investments II, L.P., which was effected on June 30, 2020. Following the Dissolution, the reporting person is entitled to receive shares of Common Stock of the Company that it will beneficially own directly. Currently, the number of shares of Company Common Stock to be received in the Dissolution by the reporting person and all other distributees is not known. Following the completion of certain valuation exercises, which is expected to occur within 60 days, the reporting person will amend this Schedule 13D to disclose the revised number of shares of Company Common Stock that it beneficially owns.

CUSIP No. 749660 10 6	Page 15 of 36

1	Name of Reporting Person The Gary W. Rollins Voting Trust U/A dated September 14, 1994
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0*
8	Shared Voting Power 0
9	Sole Dispositive Power 0*
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent*
14	Type of Reporting Person OO

*
Shares shown are those beneficially owned prior to the distribution of shares of Common Stock of the Company as a result of the dissolution (the “Dissolution”) of RFPS Investments II, L.P., which was effected on June 30, 2020. Following the Dissolution, the reporting person is entitled to receive shares of Common Stock of the Company that it will beneficially own directly. Currently, the number of shares of Company Common Stock to be received in the Dissolution by the reporting person and all other distributees is not known. Following the completion of certain valuation exercises, which is expected to occur within 60 days, the reporting person will amend this Schedule 13D to disclose the revised number of shares of Company Common Stock that it beneficially owns.

CUSIP No. 749660 10 6	Page 16 of 36

1	Name of Reporting Person RCTLOR, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0*
8	Shared Voting Power 0
9	Sole Dispositive Power 0*
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent*
14	Type of Reporting Person OO

*
Shares shown are those beneficially owned prior to the distribution of shares of Common Stock of the Company as a result of the dissolution (the “Dissolution”) of RFPS Investments II, L.P., which was effected on June 30, 2020. Following the Dissolution, the reporting person is entitled to receive shares of Common Stock of the Company that it will beneficially own directly. Currently, the number of shares of Company Common Stock to be received in the Dissolution by the reporting person and all other distributees is not known. Following the completion of certain valuation exercises, which is expected to occur within 60 days, the reporting person will amend this Schedule 13D to disclose the revised number of shares of Company Common Stock that it beneficially owns.

CUSIP No. 749660 10 6	Page 17 of 36

1	Name of Reporting Person 1997 RRR Grandchildren’s Partnership
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0*
8	Shared Voting Power 0
9	Sole Dispositive Power 0*
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent*
14	Type of Reporting Person PN

*
Shares shown are those beneficially owned prior to the distribution of shares of Common Stock of the Company as a result of the dissolution (the “Dissolution”) of RFPS Investments II, L.P., which was effected on June 30, 2020. Following the Dissolution, the reporting person is entitled to receive shares of Common Stock of the Company that it will beneficially own directly. Currently, the number of shares of Company Common Stock to be received in the Dissolution by the reporting person and all other distributees is not known. Following the completion of certain valuation exercises, which is expected to occur within 60 days, the reporting person will amend this Schedule 13D to disclose the revised number of shares of Company Common Stock that it beneficially owns.

CUSIP No. 749660 10 6	Page 18 of 36

1	Name of Reporting Person 2007 GWR Grandchildren’s Partnership
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0*
8	Shared Voting Power 0
9	Sole Dispositive Power 0*
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent*
14	Type of Reporting Person PN

*
Shares shown are those beneficially owned prior to the distribution of shares of Common Stock of the Company as a result of the dissolution (the “Dissolution”) of RFPS Investments II, L.P., which was effected on June 30, 2020. Following the Dissolution, the reporting person is entitled to receive shares of Common Stock of the Company that it will beneficially own directly. Currently, the number of shares of Company Common Stock to be received in the Dissolution by the reporting person and all other distributees is not known. Following the completion of certain valuation exercises, which is expected to occur within 60 days, the reporting person will amend this Schedule 13D to disclose the revised number of shares of Company Common Stock that it beneficially owns.

CUSIP No. 749660 10 6	Page 19 of 36

1	Name of Reporting Person The Gary W. Rollins Revocable Trust
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0*
8	Shared Voting Power 0
9	Sole Dispositive Power 0*
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent*
14	Type of Reporting Person OO

*
Shares shown are those beneficially owned prior to the distribution of shares of Common Stock of the Company as a result of the dissolution (the “Dissolution”) of RFPS Investments II, L.P., which was effected on June 30, 2020. Following the Dissolution, the reporting person is entitled to receive shares of Common Stock of the Company that it will beneficially own directly. Currently, the number of shares of Company Common Stock to be received in the Dissolution by the reporting person and all other distributees is not known. Following the completion of certain valuation exercises, which is expected to occur within 60 days, the reporting person will amend this Schedule 13D to disclose the revised number of shares of Company Common Stock that it beneficially owns.

CUSIP No. 749660 10 6	Page 20 of 36

1	Name of Reporting Person WNEG Investments, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0*
8	Shared Voting Power 0
9	Sole Dispositive Power 0*
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent*
14	Type of Reporting Person PN

*
Shares shown are those beneficially owned prior to the distribution of shares of Common Stock of the Company as a result of the dissolution (the “Dissolution”) of RFPS Investments II, L.P., which was effected on June 30, 2020. Following the Dissolution, the reporting person is entitled to receive shares of Common Stock of the Company that it will beneficially own directly. Currently, the number of shares of Company Common Stock to be received in the Dissolution by the reporting person and all other distributees is not known. Following the completion of certain valuation exercises, which is expected to occur within 60 days, the reporting person will amend this Schedule 13D to disclose the revised number of shares of Company Common Stock that it beneficially owns.

CUSIP No. 749660 10 6	Page 21 of 36

1	Name of Reporting Person The R. Randall Rollins 2012 Trust
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0*
8	Shared Voting Power 0
9	Sole Dispositive Power 0*
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent*
14	Type of Reporting Person OO

*
Shares shown are those beneficially owned prior to the distribution of shares of Common Stock of the Company as a result of the dissolution (the “Dissolution”) of RFPS Investments II, L.P., which was effected on June 30, 2020. Following the Dissolution, the reporting person is entitled to receive shares of Common Stock of the Company that it will beneficially own directly. Currently, the number of shares of Company Common Stock to be received in the Dissolution by the reporting person and all other distributees is not known. Following the completion of certain valuation exercises, which is expected to occur within 60 days, the reporting person will amend this Schedule 13D to disclose the revised number of shares of Company Common Stock that it beneficially owns.

CUSIP No. 749660 10 6	Page 22 of 36

Item 1.
Security and Issuer

This Amendment No. 12 to Schedule 13D relates to the common stock, $0.10 par value per share (the “Common Stock”), of RPC, Inc., a Delaware corporation (the “Company”). The original Schedule 13D was filed on November 8, 1993, as amended by Amendment No. 1 filed on March 5, 1996, Amendment No. 2 filed on January 10, 2003, Amendment No. 3 filed on May 1, 2003, Amendment No. 4 filed on October 14, 2003, Amendment No. 5 filed on December 14, 2006, Amendment No. 6 filed on August 3, 2007, Amendment No. 7 filed on August 29, 2007, Amendment No. 8 filed on November 20, 2007, Amendment No. 9 filed on January 25, 2013, Amendment No. 10 filed on December 11, 2014, and Amendment No. 11 filed on August 7, 2019 (collectively, the “Schedule 13D, as amended”). The principal executive office of the Company is located at:

2801 Buford Highway NE, Suite 300
Atlanta, Georgia 30329

Item 2.
Identity and Background

1.
(a)          R. Randall Rollins is a reporting person filing this statement.

(b)
His business address is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c)
His principal occupation is Chairman of the Board of the Company, engaged in the business of oil and gas field services, the business address of which is 2801 Buford Highway, Suite 300, Atlanta, Georgia 30329, Chairman of the Board of Marine Products Corporation, engaged in the business of boat manufacturing, the business address of which is 2801 Buford Highway, Suite 300, Atlanta, Georgia 30329, and Chairman of the Board of Rollins, Inc., engaged in the provision of pest and termite control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d)
None.

(e)
None.

(f)
United States.

2.
(a)          Gary W. Rollins is a reporting person filing this statement.

(b)
His principal business address is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c)
His principal occupation is Vice Chairman and Chief Executive Officer of Rollins, Inc., engaged in the provision of pest and termite control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d)
None.

(e)
None.

(f)
United States.

CUSIP No. 749660 10 6	Page 23 of 36

3.
RFPS Management Company II, L.P. is a reporting person filing this statement. It is a Georgia limited partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

4.
RFA Management Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a family office investment manager.

(d)
None.

(e)
None.

5.
RFPS Investments II, L.P. is a reporting person filing this statement. It is a Georgia limited partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

6.
LOR, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

7.
LOR Investment Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

8.
RFT Investment Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

CUSIP No. 749660 10 6	Page 24 of 36

(d)
None.

(e)
None.

9.
Rollins Holding Company, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.
(d)
None.

(e)
None.

10.
The R. Randall Rollins Voting Trust U/A dated August 25, 1994 (the “RRR Voting Trust”) is a reporting person filing this statement. RRR Voting Trust is a revocable trust established by and for the benefit of R. Randall Rollins. R. Randall Rollins is the sole trustee of RRR Voting Trust. The principal business address of RRR Voting Trust is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)
None.

(e)
None.

11.
The Gary W. Rollins Voting Trust U/A dated September 14, 1994 (the “GWR Voting Trust”) is a reporting person filing this statement. GWR Voting Trust is a revocable trust established by and for the benefit of Gary W. Rollins. Gary W. Rollins is the sole trustee of GWR Voting Trust. The principal business address of GWR Voting Trust is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)
None.

(e)
None.

12.
RCTLOR, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.
(d)
None.

(e)
None.

13.
1997 RRR Grandchildren’s Partnership is a reporting person filing this statement. It is a Georgia general partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.
(d)
None.

(e)
None.

CUSIP No. 749660 10 6	Page 25 of 36

14.
2007 GWR Grandchildren’s Partnership is a reporting person filing this statement. It is a Georgia general partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.
(d)
None.

(e)
None.

15.
The Gary W. Rollins Revocable Trust is a revocable trust established by and for the benefit of Gary W. Rollins. Gary W. Rollins is the sole trustee of The Gary W. Rollins Revocable Trust. The principal business address of The Gary W. Rollins Revocable Trust is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)
None.

(e)
None.

16.
WNEG Investments, L.P. is a reporting person filing this statement. It is a Georgia limited partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.
(d)
None.

(e)
None.

17.
The R. Randall Rollins 2012 Trust is a revocable trust established by and for the benefit of R. Randall Rollins. R. Randall Rollins is the sole trustee of The R. Randall Rollins 2012 Trust. The principal business address of The R. Randall Rollins 2012 Trust is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)
None.

(e)
None.

18.
WNEG Management Company, LLC is the general partner of WNEG Investments, L.P., which is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity, and Gary W. Rollins is its sole manager and member.
(d)
None.

(e)
None.

19.
(a)
Thomas Hamilton Claiborne is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
His address is 15 Ellensview Ct., Richmond, VA 23226.

(c)
His principal occupation is Managing Director, Mary Oppenheimer Daughters Holdings Limited, the business address of which is Mary Oppenheimer Daughters Holdings Limited, 2nd Floor Cycle 360 House, Isle of Man Business Park, Douglas, Isle of Man IM2 2QZ.

CUSIP No. 749660 10 6	Page 26 of 36

(d)
None.

(e)
None.

(f)
United States.

20.
(a)
Amy R. Kreisler is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)
Her principal occupation is Executive Director—The O. Wayne Rollins Foundation and The Ma-Ran Foundation (private charitable entities), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)
None.

(e)
None.

(f)
United States.

21.
(a)
Paul Morton is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
His business address is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(c)
His principal occupation is Managing Director, Morton Management LLC, the business address of which is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(d)
None.

(e)
None.

(f)
United States.

22.
(a)
Pamela R. Rollins is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)
Her principal occupation is as Board member for Young Harris College, and Board member of National Monuments Foundation and the O. Wayne Rollins Foundation, the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)
None.

(e)
None.

(f)
United States.

CUSIP No. 749660 10 6	Page 27 of 36

23.
(a)
Timothy C. Rollins is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)
His principal occupation is Vice President of Rollins Investment Company (management services), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.
(d)
None.

(e)
None.

(f)
United States.

24.
Nine family trusts (the “1976 RRR Trusts”) are the general partners of 1997 RRR Grandchildren’s Partnership, which is a reporting person filing this statement. The 1976 RRR Trusts are irrevocable trusts established by R. Randall Rollins for the benefit of his grandchildren and more remote descendants. Gary W. Rollins is a trustee of the 1976 RRR Trusts and exercises de facto control over them. The principal business address of the 1976 RRR Trusts is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)
None.

(e)
None.

25.
Four family trusts (the “1976 GWR Trusts”) are the general partners of 2007 GWR Grandchildren’s Partnership, which is a reporting person filing this statement. The 1976 GWR Trusts are irrevocable trusts established by Gary W. Rollins for the benefit of his grandchildren and more remote descendants. R. Randall Rollins is a trustee of the 1976 GWR Trusts and exercises de facto control over them. The principal business address of the 1976 GWR Trusts is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)
None.

(e)
None.

26.
(a)
Donald P. Carson is a director and the Secretary and Treasurer of LOR, Inc., which is a reporting person filing this statement. He is also a director and the Secretary and Treasurer of Rollins Holding Company, Inc., which is a reporting person filing this statement.

(b)
His business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)
His principal occupation is President, RFA Management Company, LLC, the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)
None.

(e)
None.

(f)
United States.

CUSIP No. 749660 10 6	Page 28 of 36

Item 3.
Source and Amount of Funds or Other Consideration

See the Schedule 13D, as amended for historical information. Shares distributed pursuant to the Transactions, as defined in Item 5 below, will be distributed for no consideration. Mr. R. Randall Rollins made a gift of 113,724 shares on December 3, 2019 from his direct personal holdings for no consideration. Mr. R. Randall Rollins generally receives annual grants of restricted stock from the Company as compensation for his service as Chairman of the Board.

Item 4.
Purpose of Transaction

See the Schedule 13D, as amended, for historical information. All distributions pursuant to the Transactions will be effected for tax and estate planning purposes and to satisfy legal obligations. The reporting persons and the other persons listed in Item 2 have no present plans or proposals to take any actions that relate to or would result in:

(a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, other than through the possible dissolution of additional entities for estate or tax planning purposes;

 (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof;

 (c) a sale or transfer of a material amount of assets of the Company or any subsidiary thereof;

 (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

 (e) any material change in the present capitalization or dividend policy of the Company;

  (f) any other material change in the Company’s business or corporate structure;

 (g) any changes in the Company’s charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company by any person;

 (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

 (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

 (j) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the reporting persons may from time to time and at any time, in their sole discretion, acquire or cause to be acquired, additional equity or debt securities or other instruments of the Company, its subsidiaries or affiliates, or dispose or cause to be disposed, such equity or debt securities or instruments, in any amount that the reporting persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise. In addition, depending upon a variety of factors, the reporting persons may from time to time and at any time, in their sole discretion, consider, formulate and implement various plans or proposals intended to enhance the value of their investment in the Company, including, among other things, proposing or effecting any matter that would constitute or result in any of the matters or effects enumerated in Items (a)-(j) of Item 4 of Schedule 13D. Further, reporting persons from time to time engage in discussions with the Company and its affiliates, and other persons, including retained outside advisers, concerning the Company’s business, management, strategic alternatives and direction, including plans or proposals that would constitute or result in any of the matters or effects enumerated in Items (a)-(j).

CUSIP No. 749660 10 6	Page 29 of 36

Item 5.
Interest in Securities of the Issuer

(a)-(b)  See the cover pages to this Amendment. Shares shown below are those beneficially owned prior to the distribution of shares of Company Common Stock as a result of the dissolution of RFPS Investments II, L.P. (the “Dissolution”). Following the Dissolution and the resulting distribution of shares of Company Common Stock, the reporting persons’ direct and/or indirect beneficial ownership of Company Common Stock, and that of the other persons named in response to Item 2, will change. Currently, the number of shares of Company Common Stock to be transferred/received by the reporting persons, and the other persons named in response to Item 2, as a result of the Dissolution cannot be determined. Following the completion of certain valuation exercises, which is expected to occur within 60 days, the reporting persons will amend this Schedule 13D to disclose the revised number of shares of Company Common Stock that they, and the persons named in response to Item 2, beneficially own, and update related disclosures, to reflect the distribution of shares of Company Common Stock in connection with the Dissolution. The reporting persons anticipate that members of the Rollins family and their affiliates will continue to beneficially own a majority of the outstanding Common Stock of the Company.

Mr. Thomas Claiborne does not beneficially own any shares of Company Common Stock.

Ms. Amy R. Kreisler beneficially owns 3,510,614 shares of Company Common Stock (0.0%). She has sole voting and dispositive power with respect to 5,000 shares, and shared voting and dispositive power with respect to 3,505,614 shares. These shares include 3,505,614 shares of Company Common Stock held in two charitable trusts of which she is a co-trustee or Executive Director. Excludes 799,679 shares of Company Common Stock held indirectly through a family limited partnership, of which Ms. Kreisler is a general partner.

Mr. Paul Morton beneficially owns 1,750 shares of Company Common Stock (0.0%) as to which shares he has sole voting and dispositive power.

Ms. Pamela R. Rollins beneficially owns 872,613 shares of Company Common Stock (0.0%). She has sole voting and dispositive power with respect to 10,000 shares, and shared voting and dispositive power with respect to 862,613 shares. These shares include 862,613 shares of Company Common Stock held in a charitable trust of which she is a co-trustee. Excludes 799,679 shares of Company Common Stock held indirectly through a family limited partnership, of which Ms. Rollins is a general partner.

Mr. Timothy C. Rollins beneficially owns 4,030 shares of Company Common Stock (0.0%). He has sole voting and dispositive power with respect to 2,500 shares, and shared voting and dispositive power with respect to 1,530 shares. These shares include 1,530 shares of Company Common Stock held by his spouse. Excludes 799,679 shares of Company Common Stock held indirectly through a family limited partnership, of which Mr. Rollins is a general partner.

The 1976 RRR Trusts beneficially own zero shares of Company Common Stock (0.0%).

The 1976 GWR Trusts beneficially own zero shares of Company Common Stock (0.0%).

WNEG Management Company, LLC beneficially owns zero shares of Company Common Stock (0.0%).

Mr. Donald P. Carson beneficially owns zero shares of Company Common Stock (0.0%).

CUSIP No. 749660 10 6	Page 30 of 36

(c)

The following transactions (the “Transactions”) were effected by, or with respect to, the reporting persons and the other persons listed in Item 2 within 60 days of the date hereof:

●
On June 30, 2020, pursuant to an Agreement for Dissolution of Partnership dated June 30, 2020, RFPS Management Company II, L.P. dissolved and distributed 128,987,023 shares of Company Common Stock to RFPS Investments II, L.P. and 889,242 shares of Company Common Stock to RFA Management Company, LLC, for no consideration.

●
On June 30, 2020, pursuant to an Agreement for Dissolution of Partnership dated June 30, 2020, RFPS Investments II, L.P. dissolved and will distribute 130,215,423 shares of Company Common Stock to its equity holders, for no consideration.

In connection with the distribution of shares by RFPS Investments II, L.P. in connection with its Dissolution on June 30, 2020 described above, the following persons are expected to receive shares of Company Common Stock, for no consideration:

o
LOR, Inc.
o
LOR Investment Company, LLC
o
Rollins Holding Company, Inc.
o
RFT Investment Company, LLC
o
RRR Voting Trust
o
GWR Voting Trust
o
RCTLOR, LLC
o
1997 RRR Grandchildren’s Partnership
o
2007 GWR Grandchildren’s Partnership
o
Gary W. Rollins
o
Amy R. Kreisler
o
Pamela R. Rollins
o
Timothy C. Rollins
o
2002 Amy R. Kreisler Trust
o
2002 Pamela R. Rollins Trust
o
2002 Timothy C. Rollins Trust
o
Other Rollins Family Trusts
o
The Gary W. Rollins Revocable Trust
o
WNEG Investments, L.P.
o
The R. Randall Rollins 2012 Trust

(d)
None.

(e)
On June 30, 2020, RFPS Management Company II, L.P. ceased to beneficially own in excess of 5% of the outstanding shares of Common Stock of the Company.

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as referenced above in Items 4 and 5, the content of which is incorporated herein by reference, there are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

CUSIP No. 749660 10 6	Page 31 of 36

Item 7.
Material to be Filed as Exhibits

(A)
Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

(B)
Letter dated June 30, 2020

CUSIP No. 749660 10 6	Page 32 of 36

Signature.

After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

RFPS MANAGEMENT COMPANY II, L.P.
  By:  RFA MANAGEMENT COMPANY, LLC, General Partner
    By:  LOR, INC., Manager

      By: /s/ Gary W. Rollins
Date: June 30, 2020
         Gary W. Rollins, Vice President

RFT INVESTMENT COMPANY, LLC
  By:  LOR, INC., Manager

    By: /s/ Gary W. Rollins
Date: June 30, 2020
        Gary W. Rollins, Vice President

RFA MANAGEMENT COMPANY, LLC
  By:  LOR, INC., Manager

    By: /s/ Gary W. Rollins
Date: June 30, 2020
        Gary W. Rollins, Vice President

RFPS INVESTMENTS II, L.P.
  By:  LOR INVESTMENT COMPANY, LLC, General Partner
    By:  LOR, INC., Class A Member

      By: /s/ Gary W. Rollins
Date: June 30, 2020
          Gary W. Rollins, President

LOR INVESTMENT COMPANY, LLC
  By:  LOR, INC., Class A Member

    By: /s/ Gary W. Rollins
Date: June 30, 2020
          Gary W. Rollins, President

ROLLINS HOLDING COMPANY, INC.

  By: /s/ Gary W. Rollins
Date: June 30, 2020
         Gary W. Rollins, Vice President

R. RANDALL ROLLINS VOTING TRUST U/A
DATED AUGUST 25, 1994

  By: /s/ Randall Rollins
         R. Randall Rollins, trustee
Date: June 30, 2020

CUSIP No. 749660 10 6	Page 33 of 36

GARY W. ROLLINS VOTING TRUST U/A
DATED SEPTEMBER 14, 1994

  By: /s/ Gary W. Rollins
         Gary W. Rollins, trustee
Date: June 30, 2020

RCTLOR, LLC
  By:  LOR, INC., Manager

    By: /s/ Gary W. Rollins
Date: June 30,2020
          Gary W. Rollins, Vice President

LOR, INC.

  By: /s/ Gary W. Rollins
Date: June 30, 2020
          Gary W. Rollins, Vice President

1997 RRR GRANDCHILDREN’S PARTNERSHIP

  By: /s/ Gary W. Rollins
         Gary W. Rollins, as co-trustee of the
         1976 RRR Trusts, each a General Partner

Date: June 30, 2020

2007 GWR GRANDCHILDREN’S PARTNERSHIP

    By: /s/ Randall Rollins
         R. Randall Rollins, as co-trustee of the
         1976 GWR Trusts, each a General Partner
Date: June 30, 2020

GARY W. ROLLINS REVOCABLE TRUST

  By: /s/ Gary W. Rollins
         Gary W. Rollins, trustee
Date: June 30, 2020
WNEG INVESTMENTS, L.P.

      By:  WNEG MANAGEMENT COMPANY, LLC,
General Partner

     By: /s/ Gary W. Rollins
Date: June 30, 2020
         Gary W. Rollins, Sole Manager and Member

R. RANDALL ROLLINS 2012 TRUST

     By: /s/ Randall Rollins
         R. Randall Rollins, trustee
Date: June 30, 2020

/s/ Randall Rollins
Date: June 30, 2020
R. RANDALL ROLLINS

/s/ Gary W. Rollins
Date: June 30, 2020
GARY W. ROLLINS

CUSIP No. 749660 10 6	Page 34 of 36

EXHIBIT A

The undersigned each hereby certifies and agrees that the above Amendment to Schedule 13D concerning securities issued by RPC, Inc. is being filed on behalf of each of the undersigned.

RFPS MANAGEMENT COMPANY II, L.P.
  By:  RFA MANAGEMENT COMPANY, LLC, General Partner
    By:  LOR, INC., Manager

      By: /s/ Gary W. Rollins
Date: June 30, 2020
         Gary W. Rollins, Vice President

RFT INVESTMENT COMPANY, LLC
  By:  LOR, INC., Manager

    By: /s/ Gary W. Rollins
Date: June 30, 2020
        Gary W. Rollins, Vice President

RFA MANAGEMENT COMPANY, LLC
  By:  LOR, INC., Manager

    By: /s/ Gary W. Rollins
Date: June 30, 2020
        Gary W. Rollins, Vice President

RFPS INVESTMENTS II, L.P.
  By:  LOR INVESTMENT COMPANY, LLC, General Partner
    By:  LOR, INC., Class A Member

      By: /s/ Gary W. Rollins
Date: June 30, 2020
          Gary W. Rollins, President

LOR INVESTMENT COMPANY, LLC
  By:  LOR, INC., Class A Member

    By: /s/ Gary W. Rollins
Date: June 30, 2020
          Gary W. Rollins, President

ROLLINS HOLDING COMPANY, INC.

    By: /s/ Gary W. Rollins
Date: June 30, 2020
         Gary W. Rollins, Vice President

R. RANDALL ROLLINS VOTING TRUST U/A
DATED AUGUST 25, 1994

    By: /s/ Randall Rollins
         R. Randall Rollins, trustee
Date: June 30, 2020

CUSIP No. 749660 10 6	Page 35 of 36

GARY W. ROLLINS VOTING TRUST U/A
DATED SEPTEMBER 14, 1994

    By: /s/ Gary W. Rollins
         Gary W. Rollins, trustee
Date: June 30, 2020

RCTLOR, LLC
  By:  LOR, INC., Manager

    By: /s/ Gary W. Rollins
Date: June 30,2020
          Gary W. Rollins, Vice President

LOR, INC.

  By: /s/ Gary W. Rollins
Date: June 30, 2020
          Gary W. Rollins, Vice President

1997 RRR GRANDCHILDREN’S PARTNERSHIP

  By: /s/ Gary W. Rollins
         Gary W. Rollins, as co-trustee of the
         1976 RRR Trusts, each a General Partner

Date: June 30, 2020

2007 GWR GRANDCHILDREN’S PARTNERSHIP

    By: /s/ Randall Rollins
         R. Randall Rollins, as co-trustee of the
         1976 GWR Trusts, each a General Partner
Date: June 30, 2020

GARY W. ROLLINS REVOCABLE TRUST

  By: /s/ Gary W. Rollins
         Gary W. Rollins, trustee
Date: June 30, 2020
WNEG INVESTMENTS, L.P.

      By:  WNEG MANAGEMENT COMPANY, LLC,
General Partner

     By: /s/ Gary W. Rollins
Date: June 30, 2020
         Gary W. Rollins, Sole Manager and Member

R. RANDALL ROLLINS 2012 TRUST

    By: /s/ Randall Rollins
         R. Randall Rollins, trustee
Date: June 30, 2020

/s/ Randall Rollins
Date: June 30, 2020
R. RANDALL ROLLINS

/s/ Gary W. Rollins
Date: June 30, 2020
GARY W. ROLLINS

CUSIP No. 749660 10 6	Page 36 of 36

EXHIBIT B

TO: Partners of RFPS Investments II, L.P. (the “Partnership”)
FROM: LOR Investment Company, LLC, General Partner

DATE: June 30, 2020

RE: Plan of Dissolution of RFPS Investments II, L.P. (the “Partnership”)
Reference is made to that certain unanimous resolution of the Common Partners of the Partnership to dissolve and wind up the Partnership as of the date hereof. Paragraph 10.2 of that certain Limited Partnership Agreement of the Partnership effective as of December 31, 2002 (the “Partnership Agreement”), provides, among other things, that upon the dissolution of the Partnership, the General Partner may liquidate the assets of the Partnership and distribute the proceeds from any such liquidation to the creditors and Partners of the Partnership. All other unliquidated Partnership assets shall be distributed in kind.

The Partnership assets include certain Notes Receivable payable to the Partnership by certain Partners. The purpose of this memorandum is to document the General Partner’s intention that, in connection with the distribution of assets pursuant to the dissolution referenced above:

1. Each Partner that is the obligor of any such Note Receivable shall receive in partial satisfaction of such Partner’s share of said distribution that portion or the entirety of any such Note Receivable payable by such Partner, as the case may be, that does not exceed the basis of the Partner’s interest in the Partnership for federal income tax purposes;

2. The Partnership shall distribute to LOR, Inc., a Common Partner of the Partnership (“LOR”), the balance of the Notes Receivable in partial satisfaction of LOR’s share of said distribution; and

3. The amount of other assets to be distributed in kind to any such obligor-Partner and to LOR, including shares of RPC, Inc. common stock, shall be accordingly reduced to the extent necessary to ensure that the total assets distributed to each Partner in connection with the dissolution will have the fair market value (as determined by the General Partner in compliance with the Partnership Agreement) to which that Partner is entitled under the Partnership Agreement, consistent with that certain Agreement for Dissolution of Partnership of even date herewith and to which the General Partner and all other Partners are parties.

Sincerely,

______/s/ Gary W. Rollins__________________________________
Gary W. Rollins, as Vice President of LOR, Inc., Class A Member